UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended April 5, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 000-21329

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.
599 9th STREET NORTH
SUITE 101
NAPLES, FLORIDA 34102-5624
(239) 263-3344

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

*
Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
TIB Financial Corp. Employee Stock Ownership Plan with 401(k) Provisions

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of TIB Financial Corp. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) at April 5, 2012 and December 31, 2011 and the changes in net assets available for benefits for the period ended April 5, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1 to the financial statements, effective April 5, 2012, the Plan merged into the Capital Bank 401 (k) Plan.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
July 27, 2012

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
April 5, 2012 and December 31, 2011

	2012		2011

ASSETS
Investments at fair value:
TIB Financial Corp. common stock	$	−	$172,503
Mutual funds		−	6,433,514
Total investments at fair value		−	6,606,017

Receivables:
Participant loans		−	283,182

TOTAL ASSETS		−	6,889,199

TOTAL LIABILITIES		−	−

NET ASSETS AVAILABLE FOR BENEFITS	$	−	$6,889,199

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period from January 1, 2012 to April 5, 2012

Additions to net assets attributed to:
Investment income
Dividends and interest	$10,371
Net appreciation in fair value of investments	435,826
Total additions	446,197

Deductions from net assets attributed to:
Transfer to new plan	6,548,255
Benefits paid to participants	773,898
Administrative expenses	13,243
Total deductions	7,335,396

Net decrease	(6,889,199)

Net assets available for benefits
Beginning of period	6,889,199
End of period	$–

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 1, 2012 TO APRIL 5, 2012 AND DECEMBER 31, 2011

NOTE 1 − DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC. The Plan covered substantially all of the employees of TIB Financial Corp. (the “Company”) and subsidiaries, and its provisions were governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Capital Bank Financial Corp. Investment

On September 30, 2010, (the “Transaction Date”) the Company completed the issuance and sale to Capital Bank Financial Corp. (“CBF”) of approximately 7,000,000 shares of common stock, approximately 70,000 shares of Series B Preferred Stock and a warrant (the “Warrant”) to purchase up to 11,666,667 shares of Common Stock of the Company (the “Warrant Shares”) for aggregate consideration of $175,000,000 (the “Investment”). The consideration was comprised of approximately $162,840,000 in cash and approximately $12,160,000 in the form of a contribution to the Company of all approximately 37,000 outstanding shares of Series A Preferred Stock previously issued to the U.S. Treasury Department (“Treasury”) under the TARP Capital Purchase Program and the related warrant to purchase shares of the Company’s common stock, which CBF purchased directly from the Treasury. The Series A Preferred Stock and the related warrant were retired on September 30, 2010 and are no longer outstanding. The approximately 70,000 shares of Series B Preferred Stock received by CBF converted into an aggregate of 4,666,667 shares of common stock following shareholder approval of an amendment to increase the number of authorized shares of common stock to approximately 50,000,000. The Warrant was exercisable, in whole or in part, and from time to time, from September 30, 2010 to March 30, 2012, at an exercise price of $15.00 per Warrant Share. As a result of the Investment, CBF acquired approximately 99% (which has subsequently been reduced to approximately 94% as a result of a rights offering) of the voting securities of the Company.

On April 29, 2011 (the “Merger Date”), the Company’s primary operating subsidiary and the legal employer of the Plan’s participants, TIB Bank, was merged with and into NAFH Bank, an affiliate institution which had been wholly-owned by the Company’s controlling shareholder, CBF, preceding the Merger. NAFH Bank was formed on July 16, 2010 in connection with the purchase and assumption of the operations of three banks – Metro Bank of Dade County (Miami, Florida), Turnberry Bank (Aventura, Florida) and First National Bank of the South (Spartanburg, South Carolina) – from the Federal Deposit Insurance Corporation (the “FDIC”). Pursuant to the merger agreement dated April 27, 2011, between NAFH Bank and TIB Bank, the Company exchanged its 100% ownership interest in TIB Bank for an approximately 53% ownership interest in the surviving combined entity, NAFH Bank. Following the Merger, CBF was deemed to control NAFH Bank due to CBF’s 94% ownership interest in the Company and CBF’s direct ownership of the remaining 47% interest in NAFH Bank subsequent to the Merger.

Plan Termination

The Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

Effective January 1, 2012, CBF created a new plan called the “Capital Bank 401(k) Plan” and this new plan will be offered to all of CBF’s employees. On April 5, 2012, the Plan merged with the Capital Bank 401(k) Plan and  all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan; the net assets transferred comprised of $6,282,998 which represents investments, and $265,257 which represents loans.

Eligibility

The Plan covered substantially all employees who have attained the age of twenty-one and have completed three months of service since the employee’s hire date.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 1, 2012 TO APRIL 5, 2012 AND DECEMBER 31, 2011

Contributions

Each year, participants may contribute as pre-tax salary deductions the dollar limit by law up to $16,500 for the plan year 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of a) the employer’s contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts and d) administrative expenses. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account. Each participant directed the entire balance of investments of his or her account to any of the investment options available under the Plan. There were no participant contributions to the Plan during the period from January 1, 2012 to April 5, 2012.

Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting

Participants were immediately vested in their contributions and actual earnings thereon. Effective January 1, 2007, the Plan was amended to provide a two year vesting period for the Company’s matching contribution and actual earnings thereon. Accordingly after two years of continuous service, participants will be 100% vested in the Company’s matching contribution and actual earnings thereon. The vesting period for any employer optional contribution and related earnings is 20% after the completion of two years of credited service and 20% for each subsequent year of credited service. Accordingly, a participant will be 100% vested after six years of credited service. As a result of the Plan’s merger discussed above, all unvested amounts were vested as of the Plan merger.

Participant Loans

Participants were entitled to borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever was less. The loans were secured by the balance in the participant’s account and bear interest at rates that were commensurate with local prevailing rates as determined quarterly by the Plan administrator and range from 4.25% to 9.25%. Principal and interest was paid through payroll deductions.

Participant loans were reported at amortized cost, as the fair value of the loans was not practicable to estimate due to restrictions placed on the transferability of the loans. There were no participant loans in the Plan as of April 5, 2012.

NOTE 2 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s basis of accounting was the accrual basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for investment options in various mutual funds and common stock. The underlying investment securities were exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the participants’ individual account balances.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 1, 2012 TO APRIL 5, 2012 AND DECEMBER 31, 2011

Payment of Benefits

Benefit payments were recorded when paid.

Forfeitures

For the period from January 1, 2012 to April 5, 2012 and as of December 31, 2011, forfeited nonvested amounts totaled $381 and $98, respectively. Forfeitures were reallocated to participants.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amended guidance of ASU 2011-04 (i) clarifies how a principal market is determined, (ii) establishes the valuation premise for the highest and best use of nonfinancial assets, (iii) addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, (iv) extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and (v) requires additional disclosures including transfers between Level 1 and Level 2 of the fair value hierarchy, quantitative and qualitative information and a description of an entity’s valuation process for Level 3 fair value measurements, and fair value hierarchy disclosures for financial instruments not measured at fair value. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of ASU 2011-04 did not to have a material impact on the Plan’s financial condition or results of operations.

Reconciliation of Financial Statements to Form 5500

There were no reconciliation items for the period from January 1, 2012 to April 5, 2012 and as of April 5, 2012 as well as for the year ended December 31, 2011.

Investment Valuation and Income Recognition

The Plan’s investments were reported at fair value. Purchases and sales of securities were recorded on a trade date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the record date. Net appreciation (depreciation) included the Plan’s gains and losses on investments bought and sold as well as held during the period. Transaction fees for purchases and sales were included in the cost or sale price of the securities.

NOTE 3 − INVESTMENTS AT FAIR VALUE

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits are shown below at December 31, 2011. There were no investments held by the Plan as of April 5, 2012.

2011

Investments at quoted market prices
PIMCO Total Return A Fund, 164,640 shares	$1,789,642
Fidelity Retirement Money Market Fund, 475,277 shares	475,277
EuroPacific Growth Class A, 15,959 shares	561,127
Fidelity Spartan US Equity Index, 19,744 shares	878,405
Ivy Large Cap Growth A, 36,410 shares	481,710
MFS Value A Fund, 15,788 shares	353,328
Invesco Mid Cap Core Equity Class A, 21,211 shares	445,867

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 1, 2012 TO APRIL 5, 2012 AND DECEMBER 31, 2011

During the period ended April 5, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $435,826 as follows:

2012

Appreciation of TIB Financial Corp. common stock	$37,179
Net appreciation of mutual funds	398,647
$435,826

The Plan had an investment in TIB Financial Corp. common stock amounting to $172,503 as of December 31, 2011. This amount represented 3% of net assets available for benefits as of December 31, 2011. No investments were held as of April 5, 2012.

NOTE 4 − FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:
Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Mutual funds: The fair value of mutual fund investments are determined by obtaining the net asset value (NAV) of shares held by the Plan and are generally categorized as Level 1.

Company common stock: Valued at the closing price reported on the active market on which the individual security is traded and were generally categorized as Level 1.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 1, 2012 TO APRIL 5, 2012 AND DECEMBER 31, 2011

Investments measured at fair value on a recurring basis are summarized below. There were no investments held at April 5, 2012.

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

TIB Financial Corp. common stock	$172,503	$	−	$	−
Mutual funds, categorized by the nature of underlying investments:
Growth funds	793,339		−		−
Value funds	835,165		−		−
Blended funds	1,885,399		−		−
World stock funds	85,950		−		−
Bond funds	2,098,430		−		−
Moderate allocation funds	73,215		−		−
Real estate funds	67,630		−		−
Money market funds	546,229		−		−
Diversified emerging market funds	48,157		−		−
Total mutual funds	6,433,514		−		−
Total investments at fair value	$6,606,017	$	−	$	−

NOTE 5 − TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC.

The Plan’s management has reviewed the Plan’s tax exempt status and analyzed the tax position taken by the plan concluding that as of April 5, 2012, there were no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year. There are currently no audits in process from any taxing authorities for any tax periods.

NOTE 6 − PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the custodian totaled twenty five dollars, while professional fees paid by the Plan to the third party administrator totaled $13,218.

TIB Financial Corp. common stock and participant loan transactions met the definition of party-in-interest transactions. During the period ended April 5, 2012, no shares of TIB Financial common stock were purchased and 19,167 shares were sold for $209,683, for a realized net gain of $37,179. The total investment in TIB Financial Corp common stock was $172,503 as of December 31, 2011. In addition, loans to participants totaled $283,182 as of December 31, 2011.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2012	TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

	By:	/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Certified Public Accounting Firm